Exhibit 20

Dear Valued Shareholders,

I am writing to provide an update regarding recent developments concerning NYIAX’s initial public offering (IPO). As you may already know, despite best efforts and preparations, the IPO did not proceed as planned. Consequently, NYIAX is not currently a publicly traded company.

Your Board of Directors, along with the executive team, is actively evaluating alternative strategies and options in light of these circumstances. We understand the importance of this matter and are committed to exploring all avenues to create value for our shareholders.

Rest assured, we will keep you informed every step of the way. As soon as the Board reaches a decision on the next course of action, we will promptly communicate the details to you.

As new CEO, I am eager to engage with you and address any questions or concerns you may have -- you will find my contact information below.

We appreciate your continued support and confidence in NYIAX. Our dedication to the NYIAX mission and vision remains unwavering, and we are fully committed to delivering long-term value for our shareholders.

Thank you for your understanding and patience during this period of evaluation. I look forward to speaking and meeting with each of you.

All the best,

Teri